AMENDMENT NO. 1 TO

BYLAWS OF

PROLUNG, INC.

This Amendment No. 1 to the First Amended and Restated Bylaws (the “Bylaws”) of ProLung, Inc., a Delaware corporation (the “Company”), is dated as of November 1, 2018 (this “Amendment No. 1”).

Recitals

WHEREAS, the Board of Directors of the Corporation (the “Board”) has approved Amendment No. 1 as set forth below, in accordance with Article 8, Section 6 of the Bylaws.

NOW, THEREFORE, BE IT RESOLVED, the Bylaws are hereby amended as follows:

The first sentence of Article 1, Section 5 is hereby deleted in its entirety and replaced with a new sentence as follows:

Except as otherwise provided by law, the certificate of incorporation or these bylaws, at each meeting of stockholders the presence in person or by proxy of the holders of shares of stock having at least one-third of the votes which could be cast by the holders of all outstanding shares of stock entitled to vote at the meeting shall be necessary and sufficient to constitute a quorum.